UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)1

Synchronoss Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

87157B103
(CUSIP Number)

DANIEL B. WOLFE
180 DEGREE CAPITAL CORP.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042
Telephone: 973-746-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87157B103

1	NAME OF REPORTING PERSONS: 180 Degree Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 851,257 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 851,257 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 851,257 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

CUSIP No. 87157B103

1	NAME OF REPORTING PERSONS: Kevin M. Rendino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,768 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,768 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,768 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 87157B103

1	NAME OF REPORTING PERSONS: Daniel B. Wolfe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,000 shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 87157B103

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)-(c)    This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)    180 Degree Capital Corp., a New York Corporation ("180 Degree Capital") is a registered closed-end management investment company. Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of 180 Degree Capital. To the best of 180 Degree Capital’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein. The principal business address of 180 Degree Capital is 7 N. Willow Street, Suite 4B, Montclair, New Jersey 07042. The principal business of 180 Degree Capital is to generate capital appreciation and current income from investments and investment-related activities such as managed funds.

(2)     Kevin M. Rendino, as an individual. The principal business address of Mr. Rendino is 7 N. Willow Street, Suite 4B, Montclair, New Jersey 07042. The principal business of Mr. Rendino is serving as Chairman of the Board of Directors, Chief Executive Officer and Portfolio Manager of 180 Degree Capital Corp. Mr. Rendino is also a member of the Board of Directors of the Issuer.

(3)    Daniel B. Wolfe, as an individual. The principal business address of Mr. Wolfe is 7 N. Willow Street, Suite 4B, Montclair, New Jersey 07042. The principal business of Mr. Wolfe is serving as President, Chief Financial Officer, Chief Compliance Officer and Portfolio Manager of 180 Degree Capital Corp.

Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(d)(e)    In the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     180 Degree Capital Corp. is organized under the laws of the State of New York. The citizenships of the persons listed on Schedule A are set forth thereon. Messrs. Rendino and Wolfe are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

(1) The aggregate purchase price of the 851,257 shares of Common Stock of the Issuer is $12,991,120, including brokerage commissions. The source of funds for acquiring the foregoing shares of Common Stock was working capital the Reporting Person and a separate account managed by the Reporting Person.

(2) The aggregate purchase price of the 28,768 shares of Common Stock of the Issuer beneficially and jointly owned by Mr. Rendino and his spouse is $130,469, including brokerage commissions. The source of funds for acquiring the foregoing shares of Common Stock was personal funds of this Reporting Person.

(3) The aggregate purchase price of the 10,000 shares of Common Stock of the Issuer beneficially owned by Mr. Wolfe is $53,756, including brokerage commissions. The source of funds for acquiring the foregoing shares of Common Stock was personal funds of this Reporting Person.

Item 5.     Interest in the Securities of the Issuer

Items 5(a)-(c) are hereby amended and restated as follows:

(a)(b)    See rows (11) and (13) of the cover pages of this Schedule 13D for the aggregate number of shares of Common Stock and percentage of outstanding shares of Common Stock beneficially owned by each Reporting Person. The aggregate percentage of shares of Common Stock reported owned by each person herein is Based upon a total of 10,370,752 outstanding shares of Common Stock as of November 6, 2023 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023, and reflecting the 1-for-9 reverse stock split announced on Form 8-K on December 4, 2023, the Reporting Person's shares represent approximately 8.5% of the outstanding shares of Common Stock.

Mr. Rendino, in his role as Chief Executive Officer and Portfolio Manager of 180 Degree Capital, and Daniel B. Wolfe, in his role as President and Portfolio Manager of 180 Degree Capital, share dispositive and voting power for shares of Common Stock owned by 180 Degree Capital and its SMA. Except for their individual pecuniary interests therein, Messrs. Rendino and Wolfe disclaim beneficial ownership of the shares of Common Stock of the Issuer owned by 180 Degree Capital and its SMA.

(c)     The following shares of Common Stock of the Issuer were acquired in open market purchases within 60 days of the filing date of this statement:

Class of Security	Shares Purchased	Price Per Share	Date of Purchase	Purchaser
Common Stock	29,444	$3.2724	11/8/2023	180 Degree Capital Corp.
Common Stock	18,197	$3.1653	11/9/2023	180 Degree Capital Corp.
Common Stock	6,269	$5.0994	11/20/2023	180 Degree Capital Corp.
Common Stock	16,667	$5.1498	11/21/2023	180 Degree Capital Corp.
Common Stock	15,646	$5.1030	11/22/2023	180 Degree Capital Corp.
Common Stock	9,325	$5.4657	11/27/2023	180 Degree Capital Corp.
Common Stock	2,678	$5.4882	11/28/2023	180 Degree Capital Corp.
Common Stock	18,347	$3.9074	12/15/2023	180 Degree Capital Corp.
Common Stock	28,768	$4.4352	12/15/2023	Kevin M. Rendino
Common Stock	10,000	$5.3756	12/18/2023	Daniel B. Wolfe

Item 7.    Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

99.1 - Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2023

180 DEGREE CAPITAL CORP.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President